SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(RULE 14d-100)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE
SECURITIES EXCHANGE ACT OF 1934

Komag, Incorporated
(Name of Subject Company)
State M Corporation,
a wholly owned subsidiary of
Western Digital Technologies, Inc.,
a wholly owned subsidiary of
Western Digital Corporation
(Name of Filing Persons (Offerors))
COMMON STOCK, $.01 PAR VALUE PER SHARE
(Title of Class of Securities)
500453204
(CUSIP Number of Class of Securities)

Raymond M. Bukaty
Senior Vice President, Administration, General Counsel and Secretary
Western Digital Corporation
20511 Lake Forest Drive
Lake Forest, California 92630
(949) 672-7000
(Name, Address and Telephone Numbers of Person Authorized to Receive Notices and Communications
on Behalf of Filing Persons)
With a copy to:

Steve L. Camahort, Esq.	J. Jay Herron, Esq.
Victoria D. Nassi, Esq.	Andor D. Terner, Esq.
O’Melveny & Myers LLP	O’Melveny & Myers LLP
Embarcadero Center West	610 Newport Center Drive, 17th Floor
275 Battery Street, Suite 2600	Newport Beach, California 92660
San Francisco, California 94111	(949) 760-9600
(415) 984-8700
Calculation of Filing Fee

Transaction Valuation:	Amount of Filing Fee:
$995,610,777*	$30,565**

*	Estimated for purpose of calculating the filing fee only. The transaction valuation was determined by multiplying the purchase price of $32.25 per share by the sum of (i) the 30,359,747 shares of common stock, par value $0.01 per share, of Komag, Incorporated (the “Shares”), issued and outstanding as of June 27, 2007, and (ii) the 511,905 Shares that are issuable as of July 9, 2007 under outstanding Komag stock options with an exercise price of less than $32.25 per Share.

**	The amount of filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended. Such fee equals 0.00307% of the transaction value.
☐ Check the box if any part of the fee is offset as provided by Rule 0-11 (a) (2) and identity the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☑ third-party offer subject to Rule 14d-1
☐ issuer tender offer subject to Rule 13e-4
☐ going-private transactions subject to Rule 13e-3
☐ amendment to Schedule 13D under Rule 13d-2
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

     This Tender Offer Statement on Schedule TO (this “Schedule TO”) is filed by (i) Western Digital Corporation, a Delaware corporation (“Parent”), (ii) Western Digital Technologies, Inc., a Delaware corporation (“WDTI”) and a wholly owned subsidiary of Parent, and (iii) State M Corporation, a Delaware corporation (“Offeror”) and a wholly owned subsidiary of WDTI. This Schedule TO relates to the offer by Offeror to purchase all outstanding shares of common stock, $0.01 par value per share (the “Shares”), of Komag, Incorporated, a Delaware corporation (the “Company”), at a purchase price of $32.25 per Share, net to the seller in cash without interest thereon, less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 11, 2007 (the “Offer to Purchase”) and in the related Letter of Transmittal, copies of which are attached as Exhibits (a)(1)(A) and (a)(1)(B) (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).
     The information set forth in the Offer to Purchase, including Annex I thereto, is hereby incorporated by reference in answer to Items 1 through 11 of this Schedule TO, and is supplemented by the information specifically provided herein.
Item 1. Summary Term Sheet.
     The information set forth in the “Summary Term Sheet” and “Questions and Answers” of the Offer to Purchase is incorporated herein by reference.
Item 2. Subject Company Information.
     (a) The name of the subject company and the issuer of the securities to which this Schedule TO relates is Komag, Incorporated, a Delaware corporation. The Company’s principal executive offices are located at 1710 Automation Parkway, San Jose, California 95131. The Company’s telephone number is (408) 576-2000.
     (b) This Schedule TO relates to the outstanding Shares of common stock, par value $0.01 per Share, of the Company. The Company has represented in the Agreement and Plan of Merger, dated June 28, 2007, among Parent, Offeror and the Company that as of June 27, 2007, there were 30,359,747 Shares issued and outstanding and that as of June 27, 2007, there were outstanding stock options to purchase 617,302 Shares. The Company has informed us that, as of July 9, 2007, outstanding stock options to purchase 511,905 Shares had an exercise price of less than $32.25 per Share. The information set forth in the “Introduction” of the Offer to Purchase is incorporated herein by reference.
     (c) The information set forth in Section 6 of the Offer to Purchase entitled “Price Range of Shares; Dividends on the Shares” is incorporated herein by reference.
Item 3. Identity and Background of Filing Person.
     (a), (b), and (c) This Schedule TO is filed by Offeror, WDTI and Parent. The information set forth in Section 9 of the Offer to Purchase entitled “Certain Information Concerning Offeror, WDTI and Parent” and Annex I to the Offer to Purchase is incorporated herein by reference.
Item 4. Terms of the Transaction.
     (a) The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.
     (a) and (b) The information set forth in “Summary Term Sheet,” “Questions and Answers,” “Introduction” and Sections 9, 11, 12 and 13 of the Offer to Purchase entitled “Certain Information Concerning Offeror, WDTI and Parent,” “Background of the Offer; Past Contacts or Negotiations with the Company,” “Purpose of the Offer; The Merger; Plans for the Company” and “The Transaction Documents,” respectively, is incorporated herein by reference. Except as set forth therein, there have been no material contacts, negotiations or transactions during the past two (2) years which would be required to be disclosed in this Item 5 between any of Offeror, Parent, WDTI or, to the knowledge of Offeror, Parent and WDTI, any of those persons listed on Annex I to the Offer to Purchase, on the one hand, and the Company or its affiliates, on the other, concerning the merger, consolidation or acquisition, a tender offer or other acquisition of the Company’s securities, an election of directors or sale or transfer of a material amount of the Company’s assets.
Item 6. Purposes of theTransaction and Plans or Proposals.
     (a) and (c)(1) — (7) The information set forth in “Summary Term Sheet,” “Questions and Answers,” “Introduction” and Sections 6, 7, 12 and 13 of the Offer to Purchase entitled “Price Range of Shares; Dividends on the Shares,” “Effect of Offer on Listing, Market for Shares and SEC Registration,” “Purpose of the Offer; The Merger; Plans for the Company,” and “The Transaction Documents,” respectively, is incorporated herein by reference.
Item 7. Source and Amount of Funds or Other Consideration.
     (a), (b) and (d) The information set forth in “Questions and Answers” and Section 10 of the Offer to Purchase entitled “Source and Amount of Funds” is incorporated herein by reference.
Item 8. Interest in Securities of the Subject Company.
     The information set forth in Section 9 of the Offer to Purchase entitled “Certain Information Concerning Offeror, WDTI and Parent” is incorporated herein by reference.
Item 9. Persons/Assets, Retained, Employed, Compensated or Used.
     (a) The information set forth in “Introduction” and Sections 11, 12 and 18 of the Offer to Purchase entitled “Background of the Offer; Past Contacts or Negotiations with the Company,” “Purpose of the Offer; The Merger; Plans for the Company” and “Fees and Expenses,” respectively, is incorporated herein by reference.
Item 10. Financial Statements.
     Not applicable.
Item 11. Additional Information.
     (a)(1) The information set forth in Sections 9, 11, 12 and 13 of the Offer to Purchase entitled “Certain Information Concerning Offeror, WDTI and Parent,” “Background of the Offer; Past Contacts or Negotiations with the Company,” “Purpose of the Offer; The Merger; Plans for the Company” and “The Transaction Documents,” respectively, is incorporated herein by reference.
     (a)(2) — (3) The information set forth in Sections 12, 15 and 16 of the Offer to Purchase entitled “Purpose of the Offer; The Merger; Plans for the Company,” “Certain Conditions to Offeror’s Obligations” and “Certain Regulatory and Legal Matters,” respectively, is incorporated herein by reference.
     (a)(4) The information set forth in Sections 7 and 16 of the Offer to Purchase entitled “Effect of Offer on Listing, Market for Shares and SEC Registration” and “Certain Regulatory and Legal Matters,” respectively, is incorporated herein by reference.
     (a)(5) Not applicable.
     (b) The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 12. Exhibits.

Exhibit
No.

(a)(1)(A)	Offer to Purchase, dated July 11, 2007. *

(a)(1)(B)	Form of Letter of Transmittal. *

(a)(1)(C)	Form of Notice of Guaranteed Delivery. *

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees. *

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees. *

(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9. *

(a)(1)(G)	Form of Summary Advertisement as published in The New York Times on July 11, 2007.

(a)(1)(H)	Press Release issued by Western Digital Corporation and Komag, Incorporated on June 28, 2007. (1)

(a)(1)(I)	Prepared Remarks for Conference Call conducted by Komag, Incorporated and Western Digital Corporation on June 28, 2007. (2)

(a)(1)(J)	Transcript of Conference Call conducted by Komag, Incorporated and Western Digital Corporation on June 28, 2007. (3)

(b)(1)	Senior Secured Financing Commitment Letter, dated June 28, 2007, among Western Digital Corporation (“Parent”) and Goldman Sachs Credit Partners L.P.

(d)(1)	Agreement and Plan of Merger, dated as of June 28, 2007, among Parent, State M Corporation (“Offeror”) and Komag, Incorporated (the “Company”). (4)

(d)(2)	Tender and Voting Agreement, dated as of June 28, 2007, among Parent, Offeror and the individuals listed on the signature page thereto. (4)

(d)(3)	Confidentiality Agreement, dated as of June 13, 2007, between Parent and the Company.

Exhibit
No.

(d)(4)	Volume Purchase Agreement, dated June 6, 2005, by and between the Company, Komag USA (Malaysia) Sdn, and Parent, as amended by Amendment No. 1 dated July 22, 2005, Amendment No. 2 dated November 29, 2005 and Amendment No. 3 dated January 31, 2006. (5)

(g)	Not applicable.

(h)	Not applicable.

*	Included in mailing to stockholders.

(1)	Incorporated by reference to the Schedule TO-C filed by Parent on June 28, 2007.

(2)	Incorporated by reference to the Schedule TO-C filed by Parent on June 29, 2007.

(3)	Incorporated by reference to the Schedule TO-C filed by Parent on July 2, 2007.

(4)	Incorporated by reference to the Form 8-K filed by Parent on June 29, 2007.

(5)	Incorporated by reference to Exhibits 10.29 and 10.29.1 filed with Parent’s Form 10-K filed on September 14, 2005 and to Exhibits 10.29.2 and 10.29.3 filed with Parent’s Form 10-Q filed on February 8, 2006 (certain portions of these exhibits have been omitted pursuant to confidential treatment requests filed separately with the Securities and Exchange Commission).
Item 13. Information Required by Schedule 13 E-3.
     Not applicable.

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: July 11, 2007

STATE M CORPORATION
By:	/s/ Raymond M. Bukaty
	Name:	Raymond M. Bukaty
	Title:	Secretary

WESTERN DIGITAL TECHNOLOGIES, INC.
By:	/s/ Raymond M. Bukaty
	Name:	Raymond M. Bukaty
	Title:	Senior Vice President, Administration, General Counsel and Secretary

WESTERN DIGITAL CORPORATION
By:	/s/ Raymond M. Bukaty
	Name:	Raymond M. Bukaty
	Title:	Senior Vice President, Administration, General Counsel and Secretary

EXHIBIT INDEX

Exhibit
No.

(a)(1)(A)	Offer to Purchase, dated July 11, 2007. *

(a)(1)(B)	Form of Letter of Transmittal. *

(a)(1)(C)	Form of Notice of Guaranteed Delivery. *

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees. *

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees. *

(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9. *

(a)(1)(G)	Form of Summary Advertisement as published in The New York Times on July 11, 2007.

(a)(1)(H)	Press Release issued by Western Digital Corporation and Komag, Incorporated on June 28, 2007. (1)

(a)(1)(I)	Remarks for the Conference Call conducted by Komag, Incorporated and Western Digital Corporation on June 28, 2007. (2)

(a)(1)(J)	Transcript of Conference Call conducted by Komag, Incorporated and Western Digital Corporation on June 28, 2007. (3)

(b)(1)	Senior Secured Financing Commitment Letter, dated June 28, 2007, among Western Digital Corporation (“Parent”) and Goldman Sachs Credit Partners L.P.

(d)(1)	Agreement and Plan of Merger, dated as of June 28, 2007, among Parent, State M Corporation (“Offeror”) and Komag, Incorporated (the “Company”). (4)

(d)(2)	Tender and Voting Agreement, dated as of June 28, 2007, among Parent, Offeror and the individuals listed on the signature page thereto. (4)

(d)(3)	Confidentiality Agreement, dated as of June 13, 2007, between Parent and the Company.

(d)(4)	Volume Purchase Agreement, dated June 6, 2005, by and between the Company, Komag USA (Malaysia) Sdn, and Parent, as amended by Amendment No. 1 dated July 22, 2005, Amendment No. 2 dated November 29, 2005 and Amendment No. 3 dated January 31, 2006. (5)

(g)	Not applicable.

(h)	Not applicable.

*	Included in mailing to stockholders.

(1)	Incorporated by reference to the Schedule TO-C filed by Parent on June 28, 2007.

(2)	Incorporated by reference to the Schedule TO-C filed by Parent on June 29, 2007.

(3)	Incorporated by reference to the Schedule TO-C filed by Parent on July 2, 2007.

(4)	Incorporated by reference to the Form 8-K filed by Parent on June 29, 2007.

(5)	Incorporated by reference to Exhibits 10.29 and 10.29.1 filed with Parents’s Form 10-K filed on September 14, 2005 and to Exhibits 10.29.2 and 10.29.3 filed with Parent’s Form 10-Q filed on February 8, 2006 (certain portions of these exhibits have been omitted pursuant to confidential treatment requests filed separately with the Securities and Exchange Commission).